FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2020

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 26 June 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 26 June 2020
Consent Solicitations

Exhibit 99

Unilever N.V. and Unilever PLC announce Consent Solicitations

London/Rotterdam, 26 June 2020 -

Unilever N.V. ("NV") and Unilever PLC ("PLC") (each, an "Issuer" and together, the "Issuers") today announce invitations to holders of the outstanding securities listed in the table below (each a "Series" and together, the "Notes") to consent to certain modifications of the terms and conditions (the "Conditions") of the relevant Series and related programme documents in connection with the proposed unification of the dual-parent structure of the Unilever Group under a single parent company, PLC, by approving an extraordinary resolution of the holders of such Series (an "Extraordinary Resolution"), all as further described in the Consent Solicitation Memorandum prepared by the Issuers dated 26 June 2020 (the "Consent Solicitation Memorandum" and each such invitation in respect of a Series, a "Consent Solicitation"). Capitalised terms used in this notice and not otherwise defined shall have the meanings given to them in the Consent Solicitation Memorandum.

Issuer	Guarantor	ISIN	Description	Principal amount outstanding(1)
DIP Notes
NV	PLC, UNUS	XS1654191623	€500,000,000 0.000 per cent. Notes due July 2021	€500,000,000
NV	PLC, UNUS	XS1178970106	€750,000,000 0.500 per cent. Notes due February 2022	€750,000,000
NV	PLC, UNUS	XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023	€600,000,000
NV	PLC, UNUS	XS1241577490	€500,000,000 1.000 per cent. Notes due June 2023	€500,000,000
NV	PLC, UNUS	XS1769090728	€500,000,000 0.500 per cent. Notes due August 2023	€500,000,000
NV	PLC, UNUS	XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024	€500,000,000
NV	PLC, UNUS	XS2147133495	€1,000,000,000 1.250 per cent. Notes due March 2025	€1,000,000,000
NV	PLC, UNUS	XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025	€650,000,000
NV	PLC, UNUS	XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027	€700,000,000
NV	PLC, UNUS	XS1566101603	€600,000,000 1.000 per cent. Notes due February 2027	€600,000,000
NV	PLC, UNUS	XS1403015156	€700,000,000 1.125 per cent. Notes due April 2028	€700,000,000
NV	PLC, UNUS	XS1654192274	€750,000,000 1.375 per cent. Notes due July 2029	€750,000,000
NV	PLC, UNUS	XS2147133578	€1,000,000,000 1.750 per cent. Notes due March 2030	€1,000,000,000
NV	PLC, UNUS	XS1769091296	€800,000,000 1.625 per cent. Notes due February 2033	€800,000,000
PLC	NV, UNUS	XS1560644830	£350,000,000 1.125 per cent. Notes due February 2022	£350,000,000
PLC	NV, UNUS	XS1684780031	£250,000,000 1.375 per cent. Notes due September 2024	£250,000,000
PLC	NV, UNUS	XS2008921277	£500,000,000 1.500 per cent. Notes due July 2026	£500,000,000
PLC	NV, UNUS	XS1684780205	£250,000,000 1.875 per cent. Notes due September 2029	£250,000,000
PLC	NV, UNUS	XS2008925344	€650,000,000 1.500 per cent. Notes due June 2039	€650,000,000
Standalone Notes
NV	PLC, UNUS	XS1873208950	€650,000,000 0.500 per cent. Bonds due January 2025	€650,000,000
NV	PLC, UNUS	XS1873209172	€650,000,000 1.375 per cent. Bonds due September 2030	€650,000,000

(1)   Notes of any Series which are held by or on behalf of the relevant Issuer, the Guarantors or any Group Company (as defined in the Applicable Trust Deed), in each case as beneficial owner, are deemed not to be outstanding.

Early Participation Fee

Pursuant to each Consent Solicitation, each Noteholder who validly submits a Consent Instruction in favour of the relevant Extraordinary Resolution by the Early Instruction Deadline may be eligible to receive an Early Participation Fee.

Each Noteholder from whom a valid Consent Instruction in favour of the relevant Extraordinary Resolution is received by the Tabulation Agent by 4.00 p.m. (London time) on 10 July 2020 (such time and date with respect to each Series, as the same may be extended, the "Early Instruction Deadline") will be eligible to receive payment of an amount equal to 0.05 per cent. of the principal amount of the Notes that are the subject of such Consent Instruction (the "Early Participation Fee").

Noteholders may continue to submit Consent Instructions after the Early Instruction Deadline and up to the Expiration Deadline or attend the Meetings but such Noteholders will not be eligible to receive the Early Participation Fee in respect of those Consent Instructions.

Subject to the satisfaction of the Fee Conditions described below, the Payment Date for the Early Consent Fee will be no later than the fifth Business Day following the passing of the relevant Extraordinary Resolution.

Background to and rationale for the Consent Solicitations

On 11 June 2020, Unilever announced plans to unify its Group legal structure under a single parent company, PLC, creating a simpler company, with greater strategic flexibility, that is better positioned for future success.

It is proposed that Unification will be implemented through the Cross-Border Merger, as a result of which PLC will become the single parent company of the Unilever Group.

In conjunction with Unification, the Unilever Group is seeking approval from the relevant Noteholders of the Proposed Amendments. The Unilever Group is seeking approval of the Noteholders for (i) the substitution of New Bond Sub in place of NV as issuer of the Notes issued by NV, with the existing guarantees provided by PLC and UNUS remaining in force, (ii) the release of NV's obligations as guarantor of the Notes issued by PLC, with the existing guarantee of such Notes provided by UNUS remaining in force, (iii) such other consequential amendments to the relevant Conditions in order to facilitate such substitution or release, as applicable and (iv) the waiver of any default that has arisen or would otherwise arise in respect of the relevant Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Cross-Border Merger, the Issuer Substitution or the Guarantor Release (each as defined in the Consent Solicitation Memorandum), as applicable.

The purpose of the Consent Solicitations is (i) to provide Noteholders with clarity on the proposed debt issuance structure following Unification and (ii) to align the terms of the Notes with those of future debt issuances by the Unilever Group. Unification is credit neutral from a ratings perspective and is not prejudicial to Noteholders. Unilever is accordingly undertaking the Consent Solicitation in order to meet the above aims, which it believes are in the best interests of Noteholders. Unification is not conditional upon the success of the Consent Solicitations. If the Extraordinary Resolutions for one or more Series of Notes did not pass, Unilever does not expect Unification to be delayed in such a scenario and would consider all other options available to them.

Prior to the implementation of Unification, a new subsidiary of NV ("New Bond Sub"), will be incorporated pursuant to a Dutch statutory demerger (juridische splitsing) of NV (the "NV Demerger"), which will become effective shortly before the Cross-Border Merger becomes effective. All of the outstanding shares in the capital of New Bond Sub will, following Unification, be directly or indirectly owned by PLC. As part of the NV Demerger, the NV Notes will become obligations of New Bond Sub.

Following Unification, the Unilever Group will produce consolidated accounts for PLC and its subsidiaries (the "Consolidated Accounts"). Each of PLC and New Bond Sub will produce standalone entity financial statements (the "Entity Accounts"), which are not consolidated accounts. The Entity Accounts together with the Consolidated Accounts are referred to as the "Accounts".

It is intended that following Unification, new debt issued pursuant to the European debt issuance programme of the Unilever Group will have (i) New Bond Sub or PLC as issuer and (ii) the benefit of guarantees by PLC and UNUS (in the case of new debt issued by New Bond Sub) or by UNUS only (in the case of new debt issued by PLC).  For the avoidance of doubt, Unilever Capital Corporation will remain the issuer in respect of notes currently outstanding from the Unilever Group's SEC-registered shelf.

Following the implementation of the Proposed Amendments to the NV Notes, the NV Notes are expected to continue to meet the eligibility requirements for purchase under the European Central Bank's corporate sector purchase programmes. Any prospective Notes issued by New Bond Sub are also expected to meet the same eligibility requirements.

Description of New Bond Sub

Under Dutch law, the NV Demerger will become effective on the day (and, where relevant, time) after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary (the "NV Demerger Effective Date"). On the NV Demerger Effective Date, by operation of Dutch law: (i) New Bond Sub will be incorporated; (ii) New Bond Sub will assume NV's obligations pursuant to the NV Notes under universal succession of title; whilst (iii) NV will continue to exist. The existing guarantees in respect of the NV Notes provided by PLC and UNUS will remain in full force and effect at all times.

New Bond Sub will be a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands. All of the outstanding shares in the capital of New Bond Sub will, following Unification, be directly or indirectly owned by PLC.

New Bond Sub will be a finance company established for the purpose of raising debt for the Unilever Group and will conduct no business operations. New Bond Sub will have no subsidiaries of its own. Following Unification, it is intended that New Bond Sub will become an issuer of new debt issued pursuant to the Unilever Group's European debt issuance programme. New debt issued by New Bond Sub pursuant to the European debt issuance programme will have the benefit of guarantees by PLC and UNUS.

Key Terms and Conditions of the Consent Solicitations

Proposed Amendments

The purpose of each Consent Solicitation is to modify the Conditions of the relevant Series and the related documents as described below and as more fully set out in the Consent Solicitation Memorandum (the "Proposed Amendments").

Noteholders are requested to approve the following:

In respect of Notes issued by NV only:

●        The substitution of New Bond Sub in place of NV as the Issuer of the Notes (the "Issuer Substitution").

In respect of Notes issued by PLC only:

●        The release of NV's obligations as Guarantor of the Notes (the "Guarantor Release").

In respect of all Notes:

●        Amendments to the definition of "Unilever Group" in the relevant terms and conditions, such that "Unilever Group" is defined as PLC and its subsidiaries (including New Bond Sub) and "Group Company" is construed accordingly by reference to the amended Unilever Group definition; and

●        Consequential amendments to the terms and conditions of the relevant Notes to reflect the new group structure following Unification and the Cross-Border Merger; and

●        The waiver of any Default (as defined in the relevant Conditions) that has arisen or would otherwise arise in respect of the relevant Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Cross-Border Merger or the Issuer Substitution or Guarantor Release, as applicable (the "Waiver").

For the avoidance of doubt, the existing guarantees provided by PLC (in respect of Notes issued by NV) and UNUS (in respect of all Notes) under the relevant Notes will remain in full force and effect at all times.

The Issuer Substitution will be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to the applicable Supplemental Trust Deed. The other Proposed Amendments will be implemented pursuant to Supplemental Trust Deeds, the forms of which are set out in Schedules I, II and III to Annex I of the Consent Solicitation Memorandum subject to satisfaction of the Implementation Conditions listed below, which include the occurrence of the NV Demerger Effective Date. The implementation of the Waiver is conditional only on the passing of the relevant Extraordinary Resolution, and will be implemented pursuant to a waiver letter, the form of which is set out in Schedule IV of the Consent Solicitation Memorandum, to be executed by the Trustee, the Issuer and the Guarantors shortly after the passing of the relevant Extraordinary Resolution.

Fee Conditions

Payment of the Early Participation Fee will be conditional on:

(a)        the relevant Consent Solicitation not having been terminated; and

(b)        the passing of the relevant Extraordinary Resolution,

(together, the "Fee Conditions").

Conditions to Implementation

The implementation of the Proposed Amendments in respect of each Series will be conditional on:

(a)        the relevant Consent Solicitation not having been terminated;

(b)        the passing of the relevant Extraordinary Resolution;

(c)        the passing of the relevant Shareholder Resolutions; and

(d)        the occurrence of the NV Demerger Effective Date,

(together, the "Implementation Conditions").

The implementation of the Waiver is conditional only on the passing of the relevant Extraordinary Resolution.

For the avoidance of doubt, there is no inter-conditionality between the Extraordinary Resolutions in respect of any Series.

The relevant Issuer will announce the results of each Meeting and whether the relevant Extraordinary Resolution has been passed as soon as reasonably practicable after the relevant Meeting. If the relevant Extraordinary Resolution has been passed, the relevant Issuer will also announce the satisfaction (or otherwise) of the Fee Conditions. If the Fee Conditions have been satisfied, the relevant Issuer will announce the satisfaction (or otherwise) of the other Implementation Conditions relating to that Extraordinary Resolution and implementation of the Proposed Amendments as soon as reasonably practicable after the registration of New Bond Sub with the Dutch Trade Register of the Chamber of Commerce.

Meetings

A notice (the "Notice of Meetings") convening the Meetings to be held via videoconference on 22 July 2020 has been given to Noteholders in accordance with the Conditions on the date of the Consent Solicitation Memorandum.

The initial Meeting (in respect of the July 2021 Notes) will commence at 9.30 a.m. (London time), with subsequent Meetings in respect of each other Series (in chronological order of scheduled maturity date of DIP Notes issued by NV, then DIP Notes issued by PLC and then Standalone Notes issued by NV) being held at 5 minute intervals thereafter or after the completion of the preceding Meeting (whichever is later).

General

The relevant Issuer may, at its option and in its sole discretion, extend, or waive any condition of, any Consent Solicitation at any time and may amend or terminate such Consent Solicitation at any time (subject in each case to applicable law and the relevant Meeting Provisions, and provided that no amendment may be made to the terms of the relevant Extraordinary Resolution). Details of any such extension, waiver, amendment or termination will be announced promptly as practicable after the relevant decision is made.

Indicative Timetable

Set out below is an indicative timetable showing one possible outcome for the timing of the Consent Solicitations, which will depend, among other things, on timely receipt (and non-revocation) of instructions, the rights of the relevant Issuer (where applicable) to extend, waive any condition of, amend and/or terminate any Consent Solicitation (other than the terms of the relevant Extraordinary Resolution) and the passing of each Extraordinary Resolution at the initial Meeting for the relevant Series. Accordingly, the actual timetable may differ significantly from the timetable below.

Event

Announcement of Consent Solicitations

Announcement of Consent Solicitations	26 June 2020
Early Instruction Deadline
Deadline for receipt by the Tabulation Agent of valid Consent Instructions from Noteholders in favour of the relevant Extraordinary Resolution for such Noteholders to be eligible to receive the Early Participation Fee

4:00 p.m. (London time) on 10 July 2020
Expiration Deadline
Final deadline for receipt by the Tabulation Agent of valid Consent Instructions from Noteholders for such Noteholders to be represented at the relevant Meeting	9:30 a.m. (London time) on 20 July 2020
This will also be the deadline for making any other arrangements to attend (via videoconference) or be represented or to vote at any Meeting
However, Noteholders making such other arrangements or submitting Consent Instructions after the Early Instruction Deadline will not be eligible to receive the Early Participation Fee
Meetings
Meetings to be held via videoconference	From 9:30 a.m. (London time) on 22 July 2020
Announcement of results of Meetings and satisfaction of Fee Conditions
Announcement of (i) the results of the Meetings and whether the Extraordinary Resolutions have been passed and (ii) if the relevant Extraordinary Resolution is passed, satisfaction (or otherwise) of the Fee Conditions

As soon as reasonably practicable after the Meetings
Payment Date
Subject to the satisfaction of the Fee Conditions, payment of the Early Participation Fee	No later than the fifth Business Day following the passing of the relevant Extraordinary Resolution
Shareholder Meetings
Meetings to be held by each of NV and PLC to approve the Shareholder Resolutions	Expected to be held in Q3 / Q4 2020
NV Demerger Effective Date
The date (and, where relevant, time) on which the NV Demerger and the Issuer Substitution become effective	Expected to be on or shortly before the CBM Effective Date
If the relevant Extraordinary Resolutions are passed and the other Implementation Conditions are satisfied, the date and time on which the Supplemental Trust Deeds will become effective and the Proposed Amendments effected

Announcement of (i) the NV Demerger Effective Date, (ii) satisfaction of the Implementation Conditions and (iii) Implementation of the Proposed Amendments
If the relevant Extraordinary Resolution is passed, announcement of the satisfaction (or otherwise) of the Implementation Conditions relating to the relevant Extraordinary Resolution and implementation of the relevant Proposed Amendments delivered to the Clearing Systems for communication to the Direct Participants

As soon as reasonably practicable after registration of New Bond Sub with the Dutch Trade Register of the Chamber of Commerce
CBM Effective Date	Q4 2020

If the necessary quorum for any Extraordinary Resolution is not attained, the relevant meeting will be adjourned and the adjourned Meeting held as soon as reasonably practicable at such time as will be notified to Noteholders in accordance with the Conditions and the Meeting Provisions. If the relevant Extraordinary Resolution is passed at such adjourned Meeting, the relevant modifications to the Conditions and the Applicable Trust Deed described in the Consent Solicitation Memorandum will, subject to the satisfaction (or otherwise) of the Implementation Conditions, be implemented on the NV Demerger Effective Date.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold their Notes when such intermediary would need to receive instructions from a Noteholder in order for such Noteholder to participate in, or (in the limited circumstances in which revocation is permitted) to validly revoke their instruction to participate in, the relevant Consent Solicitation(s) and/or the relevant Meeting(s) by the deadlines specified above. The deadlines set by any such intermediary and each Clearing System for the submission and (where permitted) revocation of Consent Instructions will be earlier than the relevant deadlines above.

Further Information

A complete description of the terms and conditions of the Consent Solicitations is set out in the Consent Solicitation Memorandum. A copy of the Consent Solicitation Memorandum is available to eligible persons upon request from the Tabulation Agent.

 Before making a decision with respect to the Consent Solicitations, Noteholders should carefully consider all of the information in the Consent Solicitation Memorandum and, in particular, the risk factors described in the section entitled "Certain Considerations relating to the Consent Solicitations"

Further details about the transaction can be obtained from:

The Solicitation Agents

Deutsche Bank AG, London BranchWinchester House 1 Great Winchester Street London EC2N 2DB United Kingdom	HSBC Bank plc8 Canada SquareLondon E14 5HQUnited Kingdom	UBS AG London Branch5 Broadgate London EC2M 2QS United Kingdom
Telephone: +44 20 7545 8011Attention: Liability Management Group	Telephone: +44 20 7992 6237Attention: Liability Management Groupemail: LM_EMEA@hsbc.com	Telephone: +44 20 7158 1121Attention: Liability Management Groupemail: ol-liabilitymanagement-eu@ubs.com

Copies of the Consent Solicitation Memorandum can be obtained from, and requests for information in relation to the procedures for participating in the Consent Solicitations, and the submission of a Consent Instruction should be directed to:

Tabulation Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
 London
 WC1H 8HA
 United Kingdom

Tel: +44 20 7704 0880
 Fax: +44 20 7067 9098
 Attention: Paul Kamminga
 email: unilever@lucid-is.com

DISCLAIMER This announcement must be read in conjunction with the Consent Solicitation Memorandum. This announcement and the Consent Solicitation Memorandum contain important information which should be read carefully before any decision is made with respect to the relevant Proposed Amendments. If any Noteholder is in any doubt as to the action it should take or is unsure of the impact of the implementation of the relevant Proposed Amendments or the relevant Extraordinary Resolution to be proposed at the relevant Meeting, it is recommended to seek its own financial and legal advice, including as to any tax and legal consequences, from its broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the relevant Consent Solicitation.

None of the Solicitation Agents, the Tabulation Agent, the Trustee the Issuers, nor any director, officer, employee, agent or affiliate of any such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the relevant Consent Solicitation, and accordingly none of the Solicitation Agents, the Tabulation Agent, the Trustee, the Issuers, nor any director, officer, employee, agent or affiliate of, any such person makes any recommendation whether Noteholders should participate in the relevant Consent Solicitation.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

Important Information

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No solicitation will be made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) 2017/1129.